# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Versamet Royalties Corp, CIK 0002080073
CUSIP: 92528V200
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: Suite 3200, 733 Seymour Street, Vancouver, British Columbia Canada (A1), V6B 0S6
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001756607

## Reporting persons
- Equinox Gold Corp.: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); sole voting power 2,904,915; shared voting power 0; sole dispositive power 2,904,915; shared dispositive power 0; aggregate amount beneficially owned 2,904,915 (2.7% of the class)

## Item 1. Issuer
Name of issuer: Versamet Royalties Corp
Address of issuer's principal executive offices: Suite 3200, 733 Seymour Street, Vancouver, British Columbia, Canada V6B 0S6

## Item 2. Person Filing
Name of person filing: Equinox Gold Corp.
Address of principal business office or, if none, residence:
700 West Pender Street, Suite 1501
Vancouver, British Columbia, Canada V6C 1G8
Citizenship: British Columbia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,904,915.00
Percent of class: 2.7
Sole power to vote or to direct the vote: 2,904,915.00
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 2,904,915.00
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Equinox Gold Corp.: /s/ Jacqlin Anthony, Jacqlin Anthony, General Counsel and Corporate Secretary (07/08/2026)